As filed with the Securities and Exchange Commission on November 20, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
(under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934)

(Amendment No. 3)

GREEN MOUNTAIN POWER CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER))

GREEN MOUNTAIN POWER CORPORATION
(NAME OF FILING PERSON (OFFEROR))

COMMON STOCK, PAR VALUE $3.33 1/3 PER SHARE
(INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
(TITLE OF CLASS OF SECURITIES)

393154109
(CUSIP NUMBER OF CLASS OF SECURITIES)

PENNY COLLINS
SECRETARY
GREEN MOUNTAIN POWER CORPORATION
163 ACORN LANE
COLCHESTER, VERMONT 05446
(802) 864-5731
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPY TO:

EDMOND P. MURPHY, ESQ.
200 PARK AVENUE
HUNTON & WILLIAMS
NEW YORK, NEW YORK 10166
(212) 309-1205

CALCULATION OF FILING FEE

Transaction Valuation* $16,800,000	Amount of Filing Fee $1,546

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, based upon the purchase of 800,000 shares of common stock, par value $3.33 1/3 per share, at the maximum tender offer price of $21.00 per share in cash

☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,546	Filing Party:	Green Mountain Power Corporation
Form or Registration No.:	5-39325	Date Filed:	October 18, 2002

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Green Mountain Power Corporation, a Vermont corporation (the “Company”), on October 18, 2002, as amended by Amendment No. 1 thereto filed by the Company on October 31, 2002 and Amendment No. 2 thereto filed by the Company on November 8, 2002 (as amended, the “Schedule TO”). The Schedule TO relates to the tender offer by the Company to purchase up to 800,000 shares of its common stock, par value $3.33 1/3 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of June 17, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent. The Company offered to purchase these shares at a price not greater than $21.00 nor less than $17.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. The Company’s offer was made on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO, is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1, 2, 4(a)(1), 4(b), 5, 6, 7, 8, 9 AND 11.

Items 1, 2, 4(a)(1), 4(b), 5, 6, 7, 8, 9 and 11 of the Schedule TO are hereby amended and supplemented by incorporating therein by reference the press release issued by the Company on November 20, 2002 reporting the preliminary results of the tender offer, a copy of which is filed herewith as Exhibit (a)(5)(B) to the Schedule TO.

ITEM 12.    Exhibits.

Items 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)    Press Release, dated November 20, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

GREEN MOUNTAIN POWER CORPORATION

By: /s/  Christopher L. Dutton
       Christopher L. Dutton
       President and Chief Executive Officer

Dated: November 20, 2002

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(B)	Press Release, dated November 20, 2002.